UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-41181

Tokyo Lifestyle Co., Ltd.

Harumi Building, 2-5-9 Kotobashi
Sumida-ku, Tokyo, 130-0022
Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Order Granting Motion for Default Judgment

On October 9, 2024, Tokyo Lifestyle Co., Ltd. (formerly known as Yoshitsu Co., Ltd.), its wholly owned subsidiary Tokyo Lifestyle Ltd., and its wholly owned subsidiary Rakkistar Holding Inc. (collectively, the “Company”) filed a lawsuit against Nanako, LLC, a Texas corporation (the “Defendant”), alleging, among others, that the Defendant willfully adopted the Company’s marks, REIWATAKIYA and 東京生活館 (“TOKYO LIFESTYLE STORE”) (the “Subject Marks”), and was unlawfully reselling goods from the Company’s licensee without consent or authorization. The Company sought, among other demands, an injunction permanently restraining and enjoining the Defendant and its related parties from using the Subject Marks and an award of damages, profits, costs and attorneys’ fees.

On February 7, 2025, the United States District Court for the Southern District of Texas entered into an order granting the Company’s motion for default judgment against the Defendant. The Company was awarded statutory damages in the amount of $1,000,000 due to the Defendant’s willful infringement of the Company’s trademark rights and its attorney’s fees and costs in an amount of $75,000. The Defendant was permanently enjoined from (i) advertising, promoting, representing, offering for sale, or selling any product (a) bearing, displaying, or advertising the Company’s Subject Marks or (b) as being sponsored by, associated with, affiliated with, or connected to the Company, unless such products are obtained by the Defendant from the Company, (ii) representing to the public that it is authorized by the Company to promote, advertise, sell, or offer for sale any product bearing, displaying, or advertised under the Subject Marks, and (iii) advertising, promoting, selling, offering for sale, or in any other way representing to the public that any products, not originating from the Company, are associated with, sponsored by, connected with, or affiliated with the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 28, 2025

Tokyo Lifestyle Co., Ltd.

By:	/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Representative Director and Director (Principal Executive Officer)

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